

February 8, 2012

Via E-mail
Mr. John W. Prosser, Jr.
Executive Vice President, Finance and Administration
Jacobs Engineering Group, Inc.
1111 South Arroyo Parkway
Pasadena, California 91105

> **RE:** **Jacobs Engineering Group, Inc.**
> **Form 10-K for the Year Ended September 30, 2011**
> **Filed November 21, 2011**
> **Form 10-Q for the Period Ended December 30, 2011**
> **Filed January 27, 2012**
> **File No. 1-7463**

Dear Mr. Prosser:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Critical Accounting Policies

Testing Goodwill for Impairment, page 33

2.  The key inputs used in your valuation model are after-tax earnings of your reporting units and market-driven average earnings multiples.  The multiples used for 2011 were approximately 18 compared to 14 for 2010.  Please help us better understand how you arrived at these multiples and correspondingly why there was such a significant increase in the multiples used in 2011.

Contractual Obligations, page 38

3.  Please present estimated interest payments on your debt in a separate line item of the contractual obligations table.  Please also disclose in a footnote to the table any assumptions you made to derive these amounts.

Liquidity and Capital Resources, page 39

4.  Please enhance your liquidity disclosure to address the following:
    - Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and
    - Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.
    Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Financial Statements

Notes to the Financial Statements

Note 1.  Description of Business and Basis of Presentation

Basis of Presentation, Definition of Fiscal Year, and Other Matters, page F-7

5.  In the statements of cash flows, amounts related to changes in other deferred liability accounts have been included in cash flows from operating activities for 2011.  The corresponding amounts for fiscal years 2010 and 2009 were not reclassified as you believe a

reclassification would not be quantitatively or qualitatively material.  Please help us better understand your change in presentation by addressing the following:

- Please clarify which line item the changes in other deferred liability accounts are reflected in for 2010 and 2009 in your statements of cash flows;
- Please tell us the nature of the amounts included in other deferred liabilities and how you determined that they should now be included in cash flows from operating activities pursuant to ASC 230-10-45.  Please tell us what led to the change in classification including if you determined that the classification in prior years was an error; and
- Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N to demonstrate how you determined that the presentation of changes in other deferred liability accounts during 2010 and 2009 amounts do not also need to be revised.

## Note 3.  Business Combinations

### The Aker Solutions ASA Transactions, page F-14

6. Please address the following regarding the Akers Solution ASA acquisition:
   - Please ensure that you provide all of the disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 for the Akers Solution ASA acquisition.  For example, please disclose the amount of acquisition-related costs incurred and the corresponding line items these costs have been reflected in pursuant to ASC 805-10-50-2(f);
   - The purchase price includes $234.6 million representing certain transactions in the share purchase agreement.  Please further clarify in your disclosures the nature of these transactions.  Please also clarify whether this amount was paid in cash.  Refer to ASC 805-30-50(b);
   - Given that a year has passed since your acquisition, please tell us when you intend to complete the purchase price allocation; and
   - Please disclose the nature and amount of any measurement period adjustments recognized pursuant to ASC 805-10-50-6(c).

## Note 6.  Borrowings, page F-19

7. Please clearly disclose whether you were in compliance with your debt covenants.  Please also disclose the specific terms of these debt covenants as well as any other covenants to which you are subject with any required ratios/amounts.  Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet.  Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Form 10-Q for the Period Ended December 30, 2011

General

8.  Please address the above comments in your interim filings as well, as applicable.

Notes to the Financial Statements

Accounting for and Disclosure of Guarantees and Contingencies, page 13

9.  We remind you that Rule 10-01(a)(5) of Regulation S-X states that disclosure of material contingences shall be provided in interim financial statements even though a significant change since year end may not have occurred.  In this regard, please revise your disclosures as necessary.


         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief